Exhibit 3.2

AMENDMENT NO. 1

TO THE AMENDED AND RESTATED BYLAWS

OF

AVID BIOSERVICES, INC.

Pursuant to resolutions duly adopted and approved by the Board of Directors of Avid Bioservices, Inc. (f/k/a Peregrine Pharmaceuticals, Inc.), or the Company, at a duly authorized meeting of the Board of Directors of the Company on March 7, 2018, at which a quorum was present, the Amended and Restated Bylaws of the Company are amended as follows:

Section 6 of ARTICLE II of the Amended and Restated Bylaws of the Company is hereby amended and restated in its entirety to read as follows:

“Voting. Except as otherwise required by law, or provided by the Certificate of Incorporation or these Bylaws, any question brought before any meeting of stockholders at which a quorum is present shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote on the subject matter. Unless otherwise provided in the Certificate of Incorporation, each stockholder represented at a meeting of stockholders and entitled to vote on the subject matter shall be entitled to cast one vote for each share of the capital stock held by such stockholder. Such votes may be cast in person or by proxy, but no proxy shall be voted on or after three (3) years from its date, unless such proxy provides for a longer period. Elections of directors need not be by ballot unless the chairman of the meeting so directs or unless a stockholder demands election by ballot at the meeting and before the voting begins.”

Except as set forth in this Amendment No. 1, the Amended and Restated Bylaws remain in full force an effect and are not otherwise modified or amended.

The undersigned, Mark R. Ziebell, Secretary of the Company, hereby certifies that the foregoing Amendment No. 1 to the Amended and Restated Bylaws was duly adopted by resolution of the Board of Directors of the Company of March 7, 2018.

Dated: March 13, 2018	/s/ Mark R. Ziebell
Mark R. Ziebell, Secretary